Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below is a letter to customers of Bridgeview Bank Group and accompanying FAQs in connection with the proposed merger between First Midwest Bancorp, Inc. and Bridgeview Bancorp, Inc.

December 10,  2018

Dear Valued Customer,

We are very pleased to let you know that Bridgeview Bank has agreed to merge with First Midwest Bank.  With our shared commitment to relationship banking and personalized customer service, we are confident this combination will be successful and beneficial to you.

Our collective market presence adds depth to the combined teams,  enhancing our ability to serve your banking needs.  When you become a First Midwest customer in the next few months, you will have access to a  broader array of commercial, consumer and leasing alternatives, as well as a suite of wealth management, trust, private banking and treasury management products and services. Once the merger and systems conversion are complete, you also will have access to more than 100 full-service banking offices,  over 55,000 surcharge-free ATMs worldwide and state-of-the-art online and mobile banking options.

First Midwest looks forward to welcoming you.  We will keep you informed on the progress of this merger through future communications.  At this point, we anticipate the merger to be completed in the second quarter of 2019.

Enclosed is a Question and Answer Guide to answer some initial questions you may have.  This letter, the Question and Answer Guide and the press release announcing our merger are also available on our respective websites at www.Bridgeviewbank.com and www.FirstMidwest.com.  Of course, you can also direct any questions to your Bridgeview Bank relationship manager.

Thank you for your business and your continued loyalty –  your confidence and trust are important to us. We look forward to continuing to serve you.

Sincerely,

William L. Conaghan	Mark G. Sander
President and CEO	President
Bridgeview Bank Group	First Midwest Bank

CUSTOMER QUESTION AND ANSWER GUIDE

What is happening between Bridgeview Bank and First Midwest Bank?

Bridgeview Bank has agreed to merge with First Midwest Bank.  The result will be one local, high-quality, client-focused financial institution.

Why has Bridgeview Bank decided to merge with First Midwest Bank?

As the Board of Directors and executive management of Bridgeview Bank considered the bank’s  future, we selected First Midwest as our partner for three primary reasons:

1.

First Midwest and Bridgeview Bank share similar philosophies of providing personalized service, being our customers’ most trusted financial partner and supporting the communities in which we live and work.

2.	First Midwest can offer our customers access to deeper banking resources, a broader array of products and services, and an expanded network of branches and ATMs.
3.	This partnership provides excellent value to our stockholders and customers.

Who is First Midwest Bank?

First Midwest is one of the largest independent banks headquartered in Chicago, as well as in the Midwest. It has more than $15 billion in total assets and an additional $11 billion of trust assets under management. First Midwest has been providing banking services to its communities for more than 75 years and offers a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust, and private banking products and services. It has more than 100 full-service banking offices in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa, and is part of the Allpoint® ATM network, which provides access to more than 55,000 surcharge-free ATMs worldwide. It also has state-of-the-art online and mobile banking options.

For more information on First Midwest Bank, please visit www.FirstMidwest.com.

What does this merger mean to me as a Bridgeview Bank customer?

This merger reinforces our shared commitment to relationship-focused banking and adds talented leadership and depth to our collective teams. It also offers you a broader array of commercial, treasury management, equipment leasing, consumer, wealth management, trust, and private banking products and services and an expanded number of locations at which to conduct business.

This announcement has no impact on your banking relationship with Bridgeview Bank, how your account(s), credit cards, or ATM or debit cards  work, interest rates, loan payments,  branch locations or hours, or any element of your current banking experience. We will maintain our local knowledge and decision making and become an even more important resource to the communities we serve.

As the merger progresses, we will keep you informed via direct mail communications to your current address on file with Bridgeview Bank. These communications will also be posted at www.BridgeviewBank.com and www.FirstMidwest.com/Bridgeview.

Will Bridgeview Bank change its name to First Midwest Bank?

Eventually, yes. Branches of Bridgeview Bank will change their name to First Midwest Bank upon completion of the merger, which is expected to occur in the second quarter of 2019.

Will my account number change?

At this time, your account number will remain the same. If there are any changes required, we will provide you with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks and deposit slips?

You may continue to use your same accounts, checks, and deposit slips at this time. We will make your transition as simple as possible and notify you in advance if your checks or deposit slips will require replacement.

What about my ATM or debit card?

You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, we will provide you with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?

At this time, all of the Bridgeview Bank employees who have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will lobby and drive-up hours remain the same?

Yes, at this time,  all lobby and drive-up hours will remain the same.

Will I need to notify anyone about my automatic payments or direct deposits?

Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?

Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?

You will continue to earn interest on these accounts as you have in the past.

Will my loan payments continue as before?

Yes. Please continue to make your loan payments to Bridgeview Bank. Loan payments cannot be made at First Midwest branches until the merger is complete. Upon completion of the merger, all loans will transfer to First Midwest Bank under their current terms and conditions.

When will I be able to use First Midwest Bank locations?

We anticipate that the merger will be completed in the second quarter of 2019.  When the merger is complete, you will be able to conduct business at any of First Midwest Bank’s  convenient locations. For a branch locator, please visit: www.FirstMidwest.com/Locator.

Who should I call with questions about FDIC insurance?

If you have questions about the FDIC insurance for your accounts, please call your local Bridgeview Bank branch manager or relationship manager.

Who should I call if I have additional questions?

If you have additional question regarding the transaction, please call your local Bridgeview Bank branch manager or relationship manager.

Note: The merger of Bridgeview Bank and First Midwest Bank is subject to regulatory approvals and other customary closing conditions.

The following information may pertain to you as a result of the merger between Bridgeview Bank and First Midwest Bank. If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC. In this case, the FDIC will provide supplemental insurance coverage on your deposit accounts for a period of six months from the effective date of the merger. The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts. Any account opened or additional deposits to existing accounts after the six-month period will be combined with your existing accounts in the new institution and will not be separately insured. For example, if the transaction were to be completed on or about May 1, 2019, then your Bridgeview Bank accounts would be insured separately until November 1, 2019.

Additional rules apply to Certificates of Deposits depending upon the timing of the maturity and terms of your renewal. For example, if a Bridgeview Bank certificate of deposit would mature and be renewed under the same terms and same amount between May 1, 2019 and November 1, 2019, the supplemental insurance would be effective until the first maturity date after November 1, 2019. Certificates of Deposit that mature between May 1, 2019 and November 1, 2019 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until November 1, 2019. Refer to https://www.fdic.gov/deposit/diguidebankers/merger-idis.html for additional details.

Bridgeview Bank is a wholly owned subsidiary of Bridgeview Bancorp, Inc. (“Bridgeview”), and First Midwest Bank is a wholly owned subsidiary of First Midwest Bancorp, Inc. (“First Midwest”).

Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements.”  Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s  annual report on Form 10-K for the year ended December 31, 2017, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”).  Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Bridgeview, First Midwest will file a registration statement on Form S-4 with the SEC.  The registration statement will include a proxy statement of Bridgeview, which also will constitute a prospectus of First Midwest, that will be sent to Bridgeview stockholders.  Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bridgeview and the proposed transaction.  When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: William L. Conaghan, President and Chief Executive Officer, 4753 North Broadway,  Chicago, Illinois 60640 or by calling (773) 989-5728.

Participants in this Transaction

First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018.  The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

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